October 6, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Liz Packebusch and Ms. Irene Barberena-Meissner

Re: New Century Logistics (BVI) Ltd

Registration Statement on Form F-1

Filed August 21, 2023

File No. 333-274115

Dear Ms. Liz Packebusch and Ms. Irene Barberena-Meissner:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 7, 2023 (the “Comment Letter”), relating to the registration statement on Form F-1, which was submitted to the Commission by New Century Logistics (BVI) Ltd (the “Company” or “we”) on August 21, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Registration Statement on Form F-1 filed August 21, 2023

Capitalization, page 43

1.

We note your “Share subscription receivable” line item presented in the adjusted column of your capitalization table. We have the following comments:

● Tell us what the “Shares subscription receivable” line item represents. If it represents a receivable for the shares that will be issued in your offering, explain how your presentation complies with ASC 505-10-45-2 since receivables for issuances of equity are generally classified as contra equity.

● If you will not receive any cash proceeds from this offering, revise your disclosure throughout your filing, including Use of Proceeds on page 41, to clearly indicate that you will not receive any cash proceeds from this offering and will instead record a subscription receivable. In addition, disclose the repayment terms of the subscription receivable and disclose how you intend to pay for offering expenses.

● Tell us how you determined the shares subscription receivable amount of $8,143,750 and explain why it does not agree to your net proceeds of $8,253,750 disclosed on page 41.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 43 of the Registration Statement for details. Further, based on the ASC 505-10-45-2, when a reporting company receives a note, rather than cash or other assets, in exchange for shares or as a contribution to paid-in capital, the note should generally be recognized in equity as an offset to shares being issued. However, we noted that the company will receive cash proceeds from this offering, and therefore, the share subscription receivable may not be required, and the net cash proceeds should be recorded in paid-in capital.

General

2.	We note your revised disclosure in response to prior comment 5 on your cover page and in your risk factor at page 27. You continue to state that it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong, and ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. In this regard we note your disclosure that the PRC government may intervene or influence your current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like yourselves.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page and page 27 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised F-1.

Very truly yours,

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Chief Executive Officer